June 28, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated June 10, 2010 and is being sent to you concurrently with the filing of Amendment No. 9 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 9 and a “clean” copy of Amendment No. 9 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1. The relevance of international BPO growth is that the Company, over time, expects to fulfill the BPO demands of its U.S. customers in these international markets, and believes that such international BPO fulfillment can be done more inexpensively given lower foreign labor costs. The growth of BPO is foreign markets is relevant because such foreign fulfillment will make the Company's business more cost-competitive. Expansion into foreign markets, from this perspective, will not be a cost to the Company but will rather be a cost savings. When the staff talks about the Company's business "reach[ing] the international markets", we may have conveyed the improper impression that the Company is going to be marketing and soliciting customers in such foreign countries. To the contrary, the Company will fulfill the needs of its U.S. customers using the lower-cost BPO labor in such foreign countries. Rather than expanding into foreign markets being some sort of "reach" or "expansion", such use of relatively inexpensive foreign BPO fulfillment will result in a cost savings for the Company.

We have revised the disclosure in the registration statement to better explain these concepts.

Indeed, the sixth full paragraph on page 20 of the Registration Statement clearly has stated throughout this entire process that "We may also expand operations to some foreign countries, for both the benefit of our clients, and to generate greater profits as a result of lower operational costs. As an example, such operational costs would consist of lower average wages for workers. Expansion to overseas markets in business process outsourcing has been commonplace for the last decade." As such, the reference to the growth of the BPO industry in other countries is important because (a) the Company intends in the future expand its fulfillment operations to these foreign countries, thereby lowering its costs, (b) these foreign countries supply the outsourced labor for American outsourcing, and so growth in BPO outsourcing in foreign countries suggests growth in the United States, and (c) the growth of the BPO industry in foreign countries is indicative of the overall growth of the BPO market throughout the world as a whole, which trends favor the Company's business and positioning.

2. We have removed the direct references to specific internet addresses or Universal Resource Locators (URLs).

We hope that the information provided in this letter and set forth in Amendment No. 9 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson